Exhibit 4.104

Rights and Obligations Assumption Letter

This entity, Jiangxi Leti Culture and Tourism Development Co., Ltd. (Formerly Jiangxi Leti Camping Education and Technology Co., Ltd.), is the subsidiary established by Beijing Boteng Consulting Co., Ltd. (“Investor”). Since January 12, 2021, the Investor holds 60% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, BGY Education Investment Management Co., Ltd., Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017 and the supplemental agreement entered into on August 13, 2021, this entity shall join the Agreement according to Article 10.3 of the Agreement as a “New Subsidiary of Party B” under the Agreement as of the date of January 12, 2021.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement since January 12, 2021. This Assumption Letter came into effect upon the date of execution.

Jiangxi Leti Culture and Tourism Development Co., Ltd.

(Seal) Jiangxi Leti Culture and Tourism Development Co., Ltd. Affixed

Date: November 24, 2021